

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2020

Alicia Hill
Secretary, Controller and Treasurer
UNITED STATES ANTIMONY CORP
P.O. Box 643
Thompson Fall, Montana 59873

> **Re: UNITED STATES ANTIMONY CORP**
> **Registration Statement on Form S-3**
> **Filed August 26, 2020**
> **File No. 333-248423**

Dear Ms. Hill:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed August 26, 2020

Incorporation of Documents by Reference, page 15

1. Please revise to specifically incorporate by reference any Form 8-K filed since the end of your last fiscal year, as required by Item 12 to Form S-3.

Signatures, page 18

2. Please revise to complete the blanks in the first paragraph. Please also revise below the second paragraph of text to include the signatures of your principal financial officer, principal accounting officer or controller and a majority of the members of your board of directors.

Exhibits

3.   Please file the exhibit required by Item 601(b)(5) of Regulation S-K. Please also revise on page 14 under the heading "Experts" to identify counsel who will provide the legality opinion.

4.   Please file consent from the auditor listed on page 14. See Item 601(b)(23) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Nicholas Taylor